December 18, 2019

Katy Murray
Chief Financial Officer
A. H. Belo Corp
P.O. Box 224866
Dallas, Texas 75222

       Re: A. H. Belo Corp
           Form 8-K Filed November 20, 2019
           File No. 001-33741

Dear Ms. Murray:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing